SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2013

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

Corporate Taxpayers’ ID (CNPJ/MF) No. 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-Held Company

MINUTES OF THE ANNUAL GENERAL SHAREHOLDERS’ MEETING HELD ON APRIL 19, 2013

1. Date, Time and Place: On April 19, 2013, at 09:30 a.m., at the Company’s headquarters, located in the city of São Paulo, State of São Paulo, at Avenida das Nações Unidas, 8.501, 19th floor.

2. Call Notice: The call notice was published in the newspaper “Diário Oficial do Estado de São Paulo”, on March 19, 20 and 21, 2013, pages 128, 105 and 62, respectively, and in the “O Estado de São Paulo” newspaper, on March 19, 20 and 21, 2013, pages B6, B9 and B18, respectively.

3. Attendance: Shareholders representing more than 35,57% of the Company’s total and voting capital, as per the signatures in the Shareholders’ Attendance Book. Also present Mr. Alceu Duilio Calciolari, Chief Executive Officer, Mr. Fernando Cesar Calamita, Chief Operating Officer, Mr. Luis Fernando Brum de Melo, member of Company’s Fiscal Council, and Mr. Marcelo Alexandre S. Pupo, bearer of the Brazilian Identity Card (RG) 25.334.615-0, issued by SSP/SP, enrolled with CPF/MF under No. 197.375.598-00 and enrolled with the CRC/SP under No. 1SP221749/O-0, representing the Company’s independent auditors, Ernst & Young Terco Auditores Independentes S.S.

4. Presiding Board: Alceu Duilio Calciolari, shareholder elected among the presents to be the Chairman of the Presiding Board, due to the absence of the President of the Board of Directors, as set forth on §2, Article 8, of the Company’s Bylaws; and Renata de Carvalho Fidale, Secretary.

5. Agenda: (i) to receive the accounts drawn up by the Company’s officers, examine, discuss and vote on the financial statements concerning the fiscal year ended December 31st, 2012; (ii) to establish the amount of the global remuneration to be paid to the Company’s administrators in 2013; (iii) to install and establish the number of members that shall comprise the Company’s Fiscal Council; (iv) to elect the members of the Company’s Fiscal Council due to the expiration of their terms of office; and (v) to establish the amount of the global remuneration to be paid to the members of Company’s Fiscal Council in 2013.

6. Resolutions: By shareholders present at the meeting, with the abstention of those legally impeded and with abstention and divergent votes casted in each case and received by the presiding board, the following resolutions have been taken:

6.1. To record that the Minutes related to these Meetings will be drawn-up in summary form and published without the signatures of the shareholders, as permitted by paragraphs 1 and 2 of Article 130 of Law No. 6,404/76.

6.2. To approve, after being examined and discussed, by majority vote and with no restrictions, the accounts drawn up by the Company’s management and the Company’s financial statements concerning the fiscal year ended December 31st, 2012, which, together with the Explanatory Notes and the Independent Auditors Opinion, were published, in full, on March 12, 2013, in the newspaper “Diário Oficial do Estado de São Paulo”, pages 17 to 26 of Caderno Empresarial 2, and in the newspaper “O Estado de São”, pages 1 to 11, the legal term thereby having been complied with.

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6.3. To consign that there will be no dividend distribution in view of the Company’s losses on the fiscal year ended December 31st, 2012.

6.4. To establish, by majority vote and with no restrictions, the limit up to R$ 18,399,696,78, for the amount of the global compensation of the Company’s administrators for the 2013 fiscal year, January to December, including fixed and variable compensation as well as benefits of any nature. The Board of Directors shall prescribe the individual amounts to be distributed to each of the Company’s administrators, taking into account their responsibilities, time they dedicate to their tasks, their competence, professional reputation and the amount at which their services would be valued at market prices.

6.5. In view of expiration of the term of office, to aprove, by majority vote and with no restrictions, the installation of Fiscal Council (Conselho Fiscal) with three (3) effective members and respective alternates, as set forth on Article 43 of Company’s Bylaws, which shall operate until the Annual General Shareholders’ Meeting to be held on 2014.

6.6. Elect, by majority vote and with no restrictions, to comprise the Fiscal Council (Conselho Fiscal), as effective members: (i) Olavo Fortes Campos Rodrigues Junior, Brazilian citizen, business administrator, married, bearer of the Brazilian Identity Card (RG) No. 9.369.027, issued by SSP/SP, and enrolled with the Individual Taxpayer’s Registry (CPF/MF) under No. 769.488.977-20, resident and domiciled in the City of São Paulo, State of São Paulo, at Rua Dr. José Maria Whitaker, No. 310, apt. 4, Edif. Figueira, Zip Code (CEP) 05622-001, (ii) Adriano Rudek de Moura, Brazilian citizen, accountant, married, bearer of the Brazilian Identity Card (RG) No. 13.126.515-5, issued by SSP/SP, and enrolled with the Individual Taxpayer’s Registry (CPF/MF) under No. 037.059.028-73, resident and domiciled in the City of São Paulo, State of São Paulo, at Rua Verbo Divino, No. 1,488, cj. 78 B, 7th floor, Zip Code (CEP) 04719-002, and (iii) Luis Fernando Brum de Melo, Brazilian citizen, economist, married, bearer of the Brazilian Identity Card (RG) No. 6.064.143.776, issued by SSP/SP, and enrolled with the Individual Taxpayer’s Registry (CPF/MF) under No. 964.918.410-49, resident and domiciled in the City of São Paulo, State of São Paulo, with offices located at Av. Paulista 2300, 11th floor, Cerqueira Cesar, 01310-300; and as alternate members: (i) Marcello Mascotto Iannalfo, Brazilian citizen, economist, married, bearer of the Brazilian Identity Card (RG) No. 16.994.226-0, issued by SSP/SP, and enrolled with the Individual Taxpayer’s Registry (CPF/MF) under No. 101.947.028-39, resident and domiciled in the City of São Paulo, State of São Paulo, at Rua Evangelina de Toledo Pizza Wodianer, No. 165, house 1, Zip Code (CEP) 04640-055, (ii) Marcelo Martins Louro, Brazilian citizen, economist, married, bearer of the Brazilian Identity Card (RG) No. 19.994.703, issued by SSP/SP, and enrolled with the Individual Taxpayer’s Registry (CPF/MF) under No. 118.319.918-02, resident and domiciled in the City of São Paulo, State of São Paulo, at Rua Iaiá, No. 127, Zip Code (CEP) 04542-060, and (iii) Laiza Fabiola Martins de Santa Rosa, Brazilian citizen, economist, single, bearer of the Brazilian Identity Card (RG) No. 32.677.183-9, and enrolled with the Individual Taxpayer’s Registry (CPF/MF) under No. 294.953.408-29, resident and domiciled in the City of São Paulo, State of São Paulo, with offices located at Av. Paulista 2300, 11th floor, Cerqueira Cesar, 01310-300.

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6.7. To record that the members of the Fiscal Council hereby appointed, having executed the Fiscal Council Members Deed of Consent provided by the BM&F Bovespa S.A. - Bolsa de Valores, Mercadorias e Futuros Novo Mercado Listing Rules, shall take office upon execution of the term of investiture in the appropriate book, in which occasion they shall make the statements required by law.

6.8. To establish, by majority vote, the global annual amount of R$186,000,00 to be paid as remuneration to the Company’s Fiscal Council members in office.

CLOSING: As there were no further issues to be addressed, the meeting was closed, and the present Minutes were drawn up as a summary, which, after being read and found in appropriate terms, was signed by all in attendance. Signatures: Chairman: Alceu Duilio Calciolari; Secretary: Renata de Carvalho Fidale; Officers of the Company: Alceu Duilio Calciolari and Fernando Cesar Calamita; Member of Fiscal Council: Luis Fernando Brum de Melo; Representative of Ernst & Young Terco Auditores Independentes S.A.: Marcos Alexandre S. Pupo.  Shareholders: CITIBANK N A ADR DEPARTMENT, ALCEU DUILIO CALCIOLARI, LUCIANA DORIA WILSON, RIO BRAVO FUNDAMENTAL BRAZIL EQUITIES I LLC, RIO BRAVO FUNDAMENTAL FUNDAMENTAL XAVANTES FUNDO INV AÇÕES, RIO BRAVO FUNDAMENTAL MIG - FUNDO DE INVESTIMENTO EM AÇÕES, RIO BRAVO FUNDAMENTAL FUNDO DE INVESTIMENTO EM AÇÕES, RIO BRAVO FUNDAMENTAL 06 FUNDO DE INVESTIMENTO EM AÇÕES, RIO BRAVO FUNDAMENTAL INSTITUCIONAL FUNDO DE INV EM AÇÕES, RIO VALOR FUNDO DE INVESTIMENTO EM AÇÕES, MIRANTE AÇÕES VALOR II FUNDO DE INVESTIMENTO EM AÇÕES, RIO BRAVO FUNDAMENTAL BRAZIL EQUITIES II LLC - BCO BRADESCO, BLACKWELL PARTNERS, LLC, ADVIS EQUITY HEDGE MASTER FDO INVEST MULTIMERCADO, ADVIS TOTAL RETURN FUNDO DE INVESTIMENTO EM AÇÕES, CITY OF PHILADELPHIA PUBLIC EMPLOYEES RETIREMENT SYSTEM, FLEXSHARES MORNINGSTAR EMERGING MARKETS FACTOR TILT IND F, FRANKLIN TEMPLETON INVESTMENT FUNDS, NORGES BANK, PUBLIC EMPLOYEES RETIREMENT ASSOCIATION OF NEW MEXICO, TEMPLETON GLOBAL INVESTMENT TRUST - TEMPLETON BRIC FUND, VANGUARD TOTAL INTERNATIONAL STOCK INDEX FD, A S O V STAR F, AKBANK TAS FRANKLIN TEMPLETON BRIC ULKELERI B TIPI Y M K FONU, ALPINE CYCLICAL ADVANTAGE PROPERTY FUND, ALPINE EMERGING MARKETS REAL ESTATE FUND , ALPINE GLOBAL PREMIER PROPERTIES FUND, ALPINE INTERNATIONAL REAL ESTATE EQUITY FUND, BATTERYMARCH GLOBAL EMERGING MARKET FUND, CATHOLIC HEALTH INITIATIVES, CITY OF NEW YORK GROUP TRUST, COLLEGE RETIREMENT EQUITIES FUND, DTE ENERGY COMPANY AFFILIATES EMPLOYEE BENEF PLANS M TRUST, DTE VEBA MASTER TRUST, EATON VANCE COLLECTIVE INV TRUST F EMPL BENEF PLANS - EMEF, EATON VANCE PARAMETRIC STRUCTURED EMERGING MARKETS FUND, EATON VANCE PARAMETRIC TAX-MANAGED EMERGING MARKETS FUND, EMERGING MARKETS SMALL CAPITALIZATION EQUITY IND NON-L FUND, EMERGING MARKETS SMALL CAPITALIZATION EQUITY IND NON-L FUND B, FLORIDA RETIREMENT SYSTEM TRUST FUND, FORD MOTOR COMPANY DEFINED BENEFIT MASTER TRUST, IBM 401 (K) PLUS PLAN, ISHARES MSCI BRAZIL SMALL CAP INDEX FUND, ISHARES MSCI EMERGING MARKETS SMALL CAP INDEX FUND, JAPAN TRUSTEE SERVICES BANK, LTD. RE: RTB NIKKO BR EQACT M FD, LEGG MASON GLOBAL FUNDS PLC, MACKENZIE UNIVERSAL WORLD REAL ESTATE CLASS, MELLON BANK N.A. EMPLOYEE BENEFIT COLLECTIVE INV FUND PLAN, NEW HAMPSHIRE RETIREMENT SYSTEM, NUVEEN TRADEWINDS EMERGING MARKETS FUND, PRUDENTIAL INVEST PORTFOLIOS 12 - PRUDENTIAL GLOBAL R EST FD, PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY, PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO, SAN DIEGO GAS & ELEC CO NUC FAC DEC TR QUAL, SPDR S&P EMERGING MARKETS ETF, SPDR S&P EMERGING MARKETS SMALL CAP ETF, SSGA MSCI EMERGING MKTS SMLL CP INDEX NON-LENDING CMMN T FD, STATE OF CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM, STATE STREET BANK AND TRUST COMPANY INV FDS FOR TAX EX RET PL, STATE STREET EMERGING MARKETS, THE MASTER TRUST BANK OF JAPAN, LTD. AS TFNT ALL CWEIF (TEQIIO), THE PENSION RESERVES INVESTMENT MANAGEMENT BOARD, TRADEWINDS INSTITUTIONAL INV TRUST - TRADEWINDS EM MKT PORTF, UNIVERSITY OF PITTSBURGH MEDICAL CENTER SYSTEM, VANGUARD FTSE ALL-WD EX-US SMALL-CP IDX FD, A SR OF VG INT EQ I, VANGUARD TOTAL WORLD STOCK INDEX FD, A SRS OF VG INT EQ IDX FD,WASHINGTON STATE INVESTMENT BOARD and ADRIANA FARHAT.

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I hereby certify that this is a true copy of the minutes drawn up in the appropriate corporate book.

Renata de Carvalho Fidale

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 19, 2013

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Executive Officer